Exhibit 3.1

NEWCASTLE INVESTMENT CORP.

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The charter of Newcastle Investment Corp., a Maryland corporation (the “Corporation”), is hereby amended by deleting the existing Article VI, Section 6.1 in its entirety and inserting a new Article VI, Section 6.1 to read as follows:

“ARTICLE VI

6.1    Authorized Shares. The Corporation has authority to issue 1,100,000,000 shares of stock, consisting of 1,000,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”), and 100,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $11,000,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Sections 6.2, 6.3, or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class share be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.”

SECOND: The amendment to the charter of the Corporation as set forth above has been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

THIRD: The total number of shares of stock which the Corporation had authority to issue immediately prior to the foregoing amendment was 600,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 100,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value was $6,000,000.

FOURTH: The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment is 1,100,000,000 shares of capital stock, consisting of 1,000,000,000 shares of Common Stock, and 100,000,000 shares of Preferred Stock. The aggregate par value of all authorized shares of stock having par value is $11,000,000.

FIFTH: The preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption have not been changed by the foregoing amendment.

SIXTH: The undersigned Chief Executive Officer and President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary on this 7th day of June, 2013.

ATTEST:	NEWCASTLE INVESTMENT CORP.

/s/ Randal A. Nardone	By:	/s/ Kenneth M. Riis
Randal A. Nardone		Kenneth M. Riis
Secretary		Chief Executive Officer and President

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